                                                               [ZOLTEK logo]



                                       June 21, 2005



VIA FACSIMILE AND EDGAR


Attention:  Mr. Thomas E. Dyer, Staff Accountant


Re:      Zoltek Companies, Inc.
         Form 10-K for the Fiscal Year Ended September 30, 2004
         Form 10-Q for the Fiscal Quarter Ended December 31, 2004
         File No. 000-20600

Dear Mr. Dyer:

We are in receipt of the Staff's comment letter, dated March 28, 2005, pursuant to which the Staff commented on the Annual Report on Form 10-K for the fiscal year ended September 30, 2004, and the Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2004, filed by Zoltek Companies, Inc. ("Zoltek"). Zoltek filed its first response to the comment letter on May 2, 2005, subsequently, Zoltek rescinded its response related to comments four and five after it came to the Company's attention that the accounting treatment being applied related to the January, March, and October 2004 and February 2005 convertible debt issuances with warrants attached was incorrect. At this time, Zoltek is resubmitting its response to comments four and five and here by supplements its May 2nd response letter. We have set forth below each of such comments followed by our response.

Note 2.  Financing and Liquidity - Page 35
------------------------------------------

4. For each issuance of convertible debt, including issuances subsequent to September 30, 2004, please tell us the significant terms of the conversion rights, including when the rights are exercisable, how you calculated the amount of the beneficial conversion feature and how you are accounting for that feature including the amortization of the associated discount. Include your analysis under SFAS 133 of whether the feature is a derivative. See EITF 98-5. Please provide similar disclosures in future filings.

         Response:
         ---------

         Each issuance of convertible debt is summarized in the table below which sets forth the significant terms of the debt, including conversion rights, and factors used to calculated the discount and conversion feature. Historically, the Company had classified the value of



        Zoltek Companies, Inc. 3101 McKelvey Rd. St. Louis, MO 63044
                    (USA) 314/291-5110 FAX: 314/291-9082

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Mr. Thomas E. Dyer
June 21, 2005
Page 2


         warrants to purchase common stock and the beneficial conversion feature, when applicable, as equity as the Company believed these instruments met the exceptions for recording these instruments as liabilities. After further review the Company has determined that the January, March and October 2004 and February 2005 instruments did not meet these exceptions and should have been classified as liabilities on its balance sheet at the fair value of each instrument. The Company concluded that its financial results for the fiscal year ended September 30, 2004 and interim periods ended March 31, June 30, September 30 and December 31, 2004 would be restated to reflect additional non-operating gains and losses related to the correction of its accounting for the conversion feature and related warrants to purchase the Company's common stock associated with convertible debt issued by the Company in January, March and October 2004 and the amortization expense associated with debt discount. The discount is determined to be the fair value of the warrants issued in connection with the convertible debt, which was calculated using the Black-Scholes model. The fair value of the conversion feature is also determined using the Black-Scholes model. The warrant discount and conversion feature are being amortized over the life of the associated debt using the effective interest rate method. Both the convertible debt and warrants may be converted or exercised from and after the date the instrument was executed. We have provided the following disclosure in a footnote to our Form 10-Q for the fiscal quarter March 31, 2005 and will continue the disclosure in financial statements in future filings.

        -------------------------------------------------------------------------------------------------------------
                                 February         January             March           October          February
                                   2003             2004               2004             2004             2005
        -------------------------------------------------------------------------------------------------------------
        Amount of
        Debenture
        (millions)          $8.1              $7.0              $5.75             $20.0             $20.0
        -------------------------------------------------------------------------------------------------------------
        Per share
        Conversion
        Price               $3.25             $5.40             $7.25             $12.00            $20.00
        -------------------------------------------------------------------------------------------------------------
        Interest Rate        7.5%             6.0%              6.0%              7.0%              7.5%
        -------------------------------------------------------------------------------------------------------------
        Term of
        Debenture           60 months         30 months         30 months         42 months         42 months
        -------------------------------------------------------------------------------------------------------------
        Warrants
        Issued              405,000           323,995           230,000           500,000           457,142
        -------------------------------------------------------------------------------------------------------------
        Term of
        Warrant             60  months        48 months         48 months         72 months         48 months
        -------------------------------------------------------------------------------------------------------------
        Per Share
        Exercise price
        of Warrants         $5.00             $5.40             $7.50             $13.00            $17.50
        -------------------------------------------------------------------------------------------------------------
        Fair Value of
        Warrant             $.93              $2.27             $5.43             $6.02             $10.47
        -------------------------------------------------------------------------------------------------------------
        Value of
        Conversion
        Feature at
        Issuance            $3.11             $1.78             $ 5.06            $4.31             $10.47
        -------------------------------------------------------------------------------------------------------------


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Mr. Thomas E. Dyer
June 21, 2005
Page 3


        -------------------------------------------------------------------------------------------------------------
                                 February         January             March           October          February
                                   2003             2004               2004             2004             2005
        -------------------------------------------------------------------------------------------------------------
        Stock Price on
        Date of
        Agreement           $1.58             $5.40             $9.53             $9.60             $16.68
        -------------------------------------------------------------------------------------------------------------
        Stock Volatility    100%              50%                61%              75%               84%
        -------------------------------------------------------------------------------------------------------------
        Dividend Yield      0.0%              0.0%              0.0%              0.0%              0.0%
        -------------------------------------------------------------------------------------------------------------
        Risk Free
        Interest Rate       3.0%              2.78%             2.44%             3.71%             3.46%
        -------------------------------------------------------------------------------------------------------------

         Our methodology for determining whether or not the convertible debt instruments contained any potential FAS 133 embedded derivative treatment is as follows:

                  In accordance with paragraph 16 of EITF 98-5, we assessed whether the embedded conversion feature of the convertible debt meets the derivative criteria in paragraph 12 of FASB
                  133. Paragraph 12(c) of FASB 133 indicates that for an embedded derivative to apply derivative accounting it must meet the criteria of FASB 133 as if it were a freestanding instrument. Paragraph 11(a) of FASB 133 states that if a freestanding instrument qualifies for classification in stockholders' equity and is indexed to a company's own stock, then derivative accounting under FASB 133 is not required.

                  We then utilized EITF 00-19 for the evaluation of whether the conversion features would qualify for classification as equity, as if they were a freestanding instruments. Paragraph 4 of EITF 00-19 indicates that for purposes of evaluating whether an embedded derivative indexed to a company's own stock would be classified in stockholders' equity if freestanding, the requirements of EITF 00-19 paragraphs 12-32 do not apply if the hybrid contract is a conventional convertible debt instrument in which the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares or the equivalent amount of cash (at the discretion of the issuer).

                  Based on Zoltek's review of the January, March and October 2004 and February 2005 convertible debt agreements, it was determined that the agreements did not meet the requirements of a conventional convertible debt instrument, described in paragraph 4 of EITF 00-19 due to the following, and is subject to additional criteria to meet equity classification:

                           (1) Since accrued but unpaid interest at the date of conversion of the debt must be settled in shares of stock, the number of shares issued in the settlement is a variable amount; and


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Mr. Thomas E. Dyer
June 21, 2005
Page 4


                           (2) Settlement of the accrued but unpaid interest is based upon the conversion price instead of the market price which may provide the holder value in excess of the calculated interest.

                  As outlined within paragraph 8 of EITF 00-19, equity recognition of freestanding contracts is applied when contracts give the company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement), assuming that all the criteria set forth in paragraphs 12-32 have been met.

                  The January, March and October 2004 and February 2005 convertible debt agreements do contain provisions that could require net-cash settlement.

                  The terms of the convertible debt permit Zoltek to deliver unregistered shares to the holders in settlement of its obligations thereunder (paragraphs 14-18). However Zoltek would incur liquidated damages (a 2% incremental interest charge per month) if the shares underlying the convertible debt are not registered and an effective registration statement is not maintained. This liquidated damage is not considered to be a discount on the issuance of unregistered shares as it is not conditioned upon the issuance of the shares but instead is based on the failure to register the shares. Therefore, the convertible debt instruments fail to meet the criteria in paragraphs 16 and 17 of EITF 00-19.

                  Based upon the foregoing, we then considered paragraph 8 of EITF 00-19 and concluded that liability classification for the conversion features associated with the January, March and October 2004 and February 2005 instruments is appropriate given the settlement rights discussed above. In subsequent periods the change in fair value of the instrument will result in an adjustment to this liability with the corresponding gain or loss being recorded in the statement of operations. At the date of its conversion of the instrument the corresponding liability will be reclassified to equity.

                  Based on Zoltek's review of the January 2003 convertible debt agreements, it was determined that the agreements met the requirements of a convertible debt instrument, described in paragraph 4 of EITF 00-19 due to the following:

                                    (1) The debt may be converted at the
                           election of the holders at any time prior to maturity based upon a fixed number of shares as outlined within the original debt agreement.

                                     (2) The debt holder does not hold the
                           authority within the agreement to force cash settlement of the outstanding obligations upon the maturity of the instruments.


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Mr. Thomas E. Dyer
June 21, 2005
Page 5


                  Based upon the foregoing, Zoltek has determined that the requirements of paragraphs 12-32 in EITF 00-19 are not applicable to the January 2003 conversion feature in determining if it meets equity classification. We then considered paragraph 8 of EITF 00-19 and concluded that equity classification is appropriate given the settlement rights discussed above. Therefore, since the embedded conversion feature would received equity classification on a freestanding basis and the instrument is indexed to our own stock the exclusion included within paragraph 11(a) of FAS 133 applies and derivative accounting is not required for the conversion feature.

5. For each issuance of convertible debt, including issuances subsequent to September 30, 2004, please tell us the significant terms of the warrants, including when the warrants are exercisable, how you calculated the amount of the related discount and how you are accounting for the warrants. See EITF 00-19. Please provide similar disclosures in future filings.

         Response:
         ---------

         Each issuance of warrants that accompanied the above-described convertible debt issuances is summarized above in the table provided above in response to comment 4. The table sets forth the significant terms of the warrants, including when the warrants are exercisable, how we calculated the amount of the related discount and how we are accounting for the warrants. We have provided the above disclosure in a footnote to our Form 10-Q for the fiscal quarter quarter March 31, 2005 and will continue the disclosure in financial statements in future filings.

         Zoltek assessed whether or not the warrants issued in connection with the convertible debt instruments required equity or liability classification on Zoltek's balance sheet under the guidance set forth within EITF 00-19. As outlined within paragraph 8 of EITF 00-19, equity recognition of freestanding contracts is applied when contracts give the company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement), assuming that all the criteria set forth in paragraphs 12-32 have been met.

         The January, March and October 2004 and February 2005 warrant agreements do contain provisions that could require net-cash settlement.

         The terms of the January, March and October 2004 and February 2005 warrant agreements permit Zoltek to deliver unregistered shares to the holders in settlement of its obligations thereunder (paragraphs 14-18). However Zoltek would incur liquidated damages (a 2% incremental interest charge per month) if the shares underlying the warrants are not registered and an effective registration statement is not maintained. This



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Mr. Thomas E. Dyer
June 21, 2005
Page 6


         liquidated damage is not considered to be a discount on the issuance of unregistered shares as it is not conditioned upon the issuance of the shares but instead is based on the failure to register the shares. Therefore, the warrants fail to meet the criteria in paragraphs 16 and 17 of EITF 00-19.

         Based on the foregoing analysis, Zoltek's management concluded that the January, March and October 2004 and February 2005 warrant agreements should be classified as liability instruments under the provisions of EITF 00-19 and recorded at their initial fair value in the financial statements as a liability. In subsequent periods the change in fair value of the instruments will result in an adjustment to its liability with the corresponding gain or loss being recorded on the Company's statement of operations. At the date of the exercise of the warrants, the corresponding liability will be reclassified to equity.

         The January 2003 warrant agreements do not contain any provisions that could require net-cash settlement, except for the acceptable exclusion discussed in paragraph 27 of ETIF 00-19 in which the holders of the underlying shares would receive the same consideration in the case of a consolidation, merger, sale or conveyance.

         The terms of the January 2003 warrants permit Zoltek to deliver unregistered shares to the holders in settlement of its obligations thereunder (paragraphs 14-18). Nevertheless, Zoltek agreed to register the resale of the maximum number of shares that it might be required to issue to settle the warrant agreements at the inception of the agreement. Although it is Zoltek's intention to deliver shares, the resale of which has been registered, it has the ability under the warrants to deliver unregistered shares.

         Zoltek has sufficient authorized and unissued shares available to settle the contract after considering all other current commitments that may require the issuance of its stock prior to the warrant termination dates (paragraph 19). Zoltek currently has 50 million shares authorized with approximately 16.5 million shares outstanding. In addition, the contract contains an explicit limit on the number of shares to be delivered in a share settlement (paragraphs 20-24).

         In the January 2003 agreements, there are no required cash settlement payments to the counterparty in the event the company fails to make timely filings with the SEC (paragraph 25). There are no required cash settlement payments to the counterparty that would constitute cash settled "top-off" or "make-whole" provisions (paragraph 26). No provisions of the securities purchase agreement would obligate Zoltek to make cash payments to the contract holders if the shares initially delivered upon settlement are subsequently sold by the holders and the sales proceeds are insufficient to provide the holders with an acceptable return.


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Mr. Thomas E. Dyer
June 21, 2005
Page 7


         The January 2003 contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares (paragraphs 27-28).

         There are no provisions in the January 2003 warrant agreements that provide the holders with rights that rank higher than those of a shareholder of Zoltek common stock (paragraphs 29-31). Additionally, the holders have no rights with respect to their common stock prior to the settlement of the warrants, including voting rights, rights to respond to tender offers and rights to receive any dividends or other distributions on their common stock. In the event of bankruptcy, insolvency or reorganization, the warrants, their rights and obligations, and those of the holders of the warrants automatically terminate.

         No provisions of the January 2003 warrant agreements would obligate them to post collateral of any kind for the benefit of the holders at any point or for any reason in connection with the contracts (paragraph 32).

         Based on the above analysis, Zoltek management concluded that the January warrant agreements should be classified as equity instruments under the provisions of EITF 00-19 and recorded at their initial fair value in the financial statements as additional paid-in capital.


                                 *    *    *


Pursuant to your request, the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosures in the Company's filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call upon the undersigned at (314) 291-5110 if we can be of further assistance. We thank you in advance for your customary courtesies.


                                       Very truly yours,
                                       ZOLTEK COMPANIES, INC.



                                       By:      /s/Kevin Schott
                                           -------------------------------------
                                                Kevin Schott
                                                Chief Financial Officer